UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated January 7, 2015

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS MEETING

HELD ON DECEMBER 29, 2014

Date, time and place: Held on December 29, 2014, at 05:00 p.m., by teleconference centralized at Rua Fidêncio Ramos, 302, 3rd floor, Tower B, Building Vila Olímpia Corporate, Vila Olímpia, in the City of São Paulo, State of São Paulo

Call notice: The Board of Directors members were dully convened pursuant the item 6 of its Internal Rules.

Attendance: Present the totality active members of the Company’s Board of Directors: Messrs. José Luciano Duarte Penido (Chairman of the Board of Directors); Alexandre Gonçalves Silva; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; João Henrique Batista de Souza Schmidt; Julio Cesar Maciel Ramundo; Marcos Barbosa Pinto; and Raul Calfat.

Meeting Board:  Mr. José Luciano Duarte Penido — Chairman.

Mr. Eduardo de Almeida Pinto Andretto — Secretary.

Agenda: To approve the execution, by the Company, of a diesel supply agreement (S10, BS 500, ARLA) for equipment of harvest, transshipment and transportation of timber from Três Lagoas unit, which shall result in a reduction in the diesel prices of approximately 8% (eight percent), an increase in the payment term from 15 (fifteen) to 30 (thirty) days and investment in the expansion of storage capacity.

Resolutions: After analysis and discussion of the matters included on the Agenda, the attended Directors, unanimously decided to, without reservations and/or qualifications, to approve, in accordance with the recommendation of the Executive Board, the execution of the Supply Agreement by and between the Company and the company Ipiranga Produtos de Petróleo S.A., with a term of effectiveness of 36 (thirty-six) months, an approximate demand of 1,600,000 liters/monthly and a total amount involved of R$ 141,451,020.00 (one hundred and forty-one million, four hundred and fifty-one thousand and twenty reais). The price adjustments shall be based on authorization of the ANP (National Oil Regulatory Agency), changes in biodiesel percentage and prices (auctions validated by ANP) and tax changes.

Closing: There being nothing else to address, the meeting was closed and these minutes were drawn, read, found to be accurate, approved and signed by all the members of the Board. Attendance: José Luciano Duarte Penido (Chairman of the Board of Directors); Alexandre Gonçalves Silva; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; João Henrique Batista de Souza Schmidt, Julio Cesar Maciel Ramundo; Marcos Barbosa Pinto; Raul Calfat; and Eduardo de Almeida Pinto Andretto — Secretary.

I hereby certify that the present minutes are a true copy of the original which is filed at the Company’s headquarters.

São Paulo, December 29, 2014.

Signatures:

José Luciano Duarte Penido	Eduardo de Almeida Pinto Andretto
Chairman	Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 7, 2015

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO